UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number:  001-40360

MIND MEDICINE (MINDMED) INC.

(Name of registrant)

One World Trade Center

Suite 8500

New York, New York 10007

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIND MEDICINE (MINDMED) INC.
(Registrant)

Date: August 12, 2021	By:	/s/ David D. Guebert
		Name:	David D. Guebert
		Title:	Chief Financial Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	The Registrant’s Condensed Consolidated Interim Financial Statements For the Three and Six Months Ended June 30, 2021 and June 30 2020
99.2	The Registrant’s Management’s Discussion and Analysis for the Quarter Ended June 30, 2021